3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

January 31, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn: Christina DiAngelo Fettig, Senior Staff Accountant

Re:	Equinox Funds Trust
1940 Act File No. 811-22447

Dear Ms. Fettig:

On behalf of Equinox Funds Trust (the “Trust”), this letter is being provided to the Commission to respond to oral comments provided by you pursuant to Section 408 of the Sarbanes-Oxley Act of 2002 in connection with the Commission staff’s (“Staff”) review of the annual report to the shareholders of the IPM Systematic Macro Fund (the “Fund”) as of June 30, 2016 included in the Fund’s Form N-CSR filing submitted on October 28, 2016 (the “2016 Annual Report”).

The Trust appreciates the opportunity to address the Staff’s comments. Set forth below are the Staff’s comments with respect to the Fund’s report in italicized text followed by the Trust’s response to each comment.

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1.	The Trust filed a Form N-CSR on 10/28/2016 with respect to its Form N-CSR filing for the annual period ending June 30, 2016, after the extended time permitted by Rule 30e-1 under the Investment Company Act of 1940. Please explain why the filing was delayed.

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U.S. Securities and Exchange Commission

Ms. Christina DiAngelo Fettig

January 31, 2017

Response:   The filing was delayed because certain unreconciled material differences within the Fund’s brokerage accounts related to investment settlement differences and foreign currency adjustments were identified late in the financial statement preparation and audit process. The reconciliation of these material differences required additional information and analysis that delayed the completion of the audit by the Fund’s independent auditors and the release of the 2016 Annual Report required in Item 1 of Form N-CSR, which was not completed until after the elapsing of both the statutory N-CSR filing period and the 15 day extension.

2.	The Staff notes that the Fund filed the auditor’s report on the Fund’s internal controls over financial reporting (“Internal Control Report”) as an exhibit to its NSAR-B filing on August 29, 2016 and filed on October 26, 2016 an exhibit to its NSAR-B/A a revised Internal Control Report for the same period. Please explain the discrepancy between the reports.

Response:   Subsequent to filing the NSAR-B, additional information was presented to the Fund’s auditors which led to the discovery of the unreconciled differences referenced in item 1 above. The Internal Control Letter filed with the NSAR-B reflected the auditor’s assessment of information known to the auditors at the time of its submission. After the unreconciled differences were investigated and resolved by the Fund’s management, the NSAR-B was amended by the filing of an NSAR-B/A to include as an exhibit a revised Internal Control Report that reflects the auditor’s revised conclusion regarding the Fund’s internal controls over financial reporting for the same period.

3.	Please confirm that amounts designated as subject to reimbursement to the Fund by the Fund’s administrator as of June 30, 2016, have been paid. Discuss how the material adjustment impacted the Fund and whether the adjustment resulted in any reprocessing of shareholder purchase or redemption orders, and any corrective actions the Fund took.

Response:   The amounts designated as subject to reimbursement by the administrator have been paid to the Fund. The material adjustment was the result of input errors by the administrator in its initial set-up of certain of the Fund’s currency future security master files. The input errors resulted in an

U.S. Securities and Exchange Commission

Ms. Christina DiAngelo Fettig

January 31, 2017

overstatement of the Fund’s net asset value (“NAV”) from 2/5/16 through 9/8/16. The Fund’s administrator conducted a review of the materiality of the NAV error for each Fund business day during the period of the NAV overstatement in accordance with Fund policies and procedures. For the periods from 2/18/16 - 2/27/16 and 3/4/16 - 5/12/16, the administrator determined the NAV was overstated by greater than $0.01 per share and greater than 0.50% of the Fund’s net asset value, the Fund’s administrator reprocessed shareholder transactions and reimbursed the Fund for the amount attributable to overpayment on redemptions. For the periods from 2/5/16 - 2/17/16, 2/25/16 - 3/3/16 and 5/13/16 - 9/9/16, the administrator determined the NAV was overstated by greater than $0.01 per share but less than 0.50% of the Fund’s net asset value. Because there was a gain to the Fund for each of these periods, no further action was necessary.

In response to this error, at Fund management’s request the administrator undertook a number of additional actions related to verifying all other security master files and reviewing and enhancing its internal policies and procedures for security master file set up, review and reconciliation.

U.S. Securities and Exchange Commission

Ms. Christina DiAngelo Fettig

January 31, 2017

4.	Please explain why the Trust filed an amended Form N-Q on March 3, 2016.

Response: The Form N-Q/A filed on March 3, 2016 was submitted to amend the N-Q for the quarter ended September 30, 2015, to correctly reflect the reference trading program of the swap contract as the IPM Systematic Macro Trading Program.

5.	The Trust’s website does not contain links to PDFs of the Fund’s semiannual and annual reports. Please confirm that the website has been updated to include these links.

Response:   Confirmed.

6.	With respect to the 2016 Annual Report:

●	In future reports, provide more detail regarding expenses that are excluded from the expense limitation.

●	References to the Fund’s expense ratio should indicate that such expense ratios reflect the expense ratio in the Fund’s most recent prospectus and should also provide a reference to the financial highlights for more recent information.

●	In the first footnote (*) on page 9, include both net and gross expense ratios.

●	In future filings do not include footnote (a) On page 13 as the Fund’s shares are not subject to a redemption fee.

●	In the Financial Highlights, the expense ratios should only reflect those required by Item 13 of Form N-1A. Delete supplemental expense ratio information or provide in a footnote to the financial highlights.

●	The Expense Example on page 29 does not reflect the expense ratio for the six-month period ending June 30, 2016. In future reports please use the expense ratio for the six-month period.

●	Provide an address for all parties listed in the Trustees and Officers table and include disclosure regarding availability of additional information about Trustees.

●	In future reports, include additional information in the notes regarding the interest expense incurred during the fiscal year.

U.S. Securities and Exchange Commission

Ms. Christina DiAngelo Fettig

January 31, 2017

●	In future reports, revise the disclosure on pages 21 and 22 regarding the Fund’s use of futures contracts and swap agreements to reflect the specific types of derivatives used by the Fund during the period (not those that the Fund may use).

Response:     Subsequent reports to shareholders will reflect the Staff’s comments.

7.	Please explain how footnotes 3 and 7 to the Financial Highlights on page 16 of the 2016 Annual Report regarding the Fund administrator’s reimbursement are consistent with each other.

Response:   The last sentence of footnote 3 should be removed. The reimbursement by the administrator did impact the Fund’s performance and is accurately disclosed in footnote 7.

8.	In the part C to the Fund’s registration statement on Form N-1A, include filing dates and name the applicable Fund when referencing documents incorporated by reference.

Response:   Futures filings will reflect the Staff’s comment.

9.	The Staff notes that the recoupment of fees waived and expenses reimbursed by the Adviser is limited to a period of up to three (3) years from end of the fiscal year in which the Adviser waived or reimbursed such expense. The Staff’s position is that recoupment of waived fees or reimbursed expenses is probable if the recoupment period is in excess of three years, and, accordingly, a fund should record a liability for the repayment of waived fees or reimbursed expenses. The Staff requests that the Fund modify its recoupment provision so that the recoupment is not permitted after three years from the date of the waived fee or reimbursed expense. To the extent the Fund does not do so, undertake in your response to book a liability for amounts that may be recouped for periods in excess of three years from the date of a waiver or reimbursement or provide an explanation for the Fund’s position that the recoupment of such amounts is not probable.

Response:   The Fund respectfully submits that recoupment of amounts waived or reimbursed on a date in excess of three years from the date of the waiver or reimbursement is not sufficiently probable to warrant the recording of a liability consistent with relevant accounting guidance.1 In its determination, Fund management considered that (i) the Fund has never operated below the expense cap, (ii) the Fund is not likely to achieve an asset level which would permit it to operate below the expense cap before the end of the contractual recoupment period;

1 See Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, paragraph 8 (“FAS 5”) and FASB Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, paragraph 36 (“CON 6”). See also, AICPA Audit & Accounting Guide for Investment Companies, (the “AAG”), 8.07.

U.S. Securities and Exchange Commission

Ms. Christina DiAngelo Fettig

January 31, 2017

and (iii) the Board has not approved the recoupment of such amounts as required by the expense limitation agreement entered into between the Fund and the Adviser.

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We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the me at 215.981.4659 or in my absence John M. Ford of this office at 215.981.4009.

Sincerely,

/s/ John P. Falco

John P. Falco

cc:	Robert J. Enck, President, Equinox Funds Trust
John M. Ford, Esq.